Bayes Capital LLC
Statement of Changes in Member's Equity
December 31, 2015

Member's Equity - January 1, 2015	$	332,641
Member's (Distributions)		(450,000)
Net Income		465,631
Member's Equity - December 31, 2015	$	348,272

The accompanying notes are an integral part of these financial statements